SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CONCURRENT COMPUTER CORPORATION.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

206710402

 (CUSIP Number)

Stephen D. Baksa
2 Woods Lane
Chatham, NJ 07928
(973) 635-4710

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No.  206710402

1	Names of Reporting Persons. Stephen D. Baksa
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 387,402
	8	Shared Voting Power 58,200
	9	Sole Dispositive Power 387,402
	10	Shared Dispositive Power 58,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person 445,602
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.  206710402

1	Names of Reporting Persons. Stephen D. Baksa 2012 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 58,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,200
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.  206710402

1	Names of Reporting Persons. Delores A. Baksa
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 58,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,200
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) IN

This amendment to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D of Stephen D. Baksa filed with the Securities and Exchange Commission on June 25, 2012 (the “Original Filing”).

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096.

Item 2.	Identity and Background.

This Amendment No. 1 is being filed by Stephen D. Baksa (“Mr. Baksa”), the Stephen D. Baksa 2012 Trust (the “Trust”) and Delores A. Baksa, the spouse of Mr. Baksa and trustee of the Trust (“Trustee”).  We refer to Mr. Baksa, the Trust and the Trustee collectively as the “Reporting Persons.”  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Amendment No. 1, however, should not be deemed an admission that the Reporting Persons in fact comprise a group for purposes of Section 13(d)(3) or for any other purpose.

 Mr. Baksa and the Trustee are both United States citizens and reside at 2 Woods Lane, Chatham, NJ 07928.  The address of the Trust is 2 Woods Lane, Chatham, NJ 07928.

Mr. Baksa’s principal occupation or employment is as an advisor/consultant to The Vertical Group, a private equity and venture capital firm focused on medical technology and biotechnology. The address of The Vertical Group is 25 DeForest Avenue, Summit, NJ 07901.  The Trustee’s principal occupation or employment is as a homemaker.  The Trust is a grantor trust for the benefit of Mr. Baksa’s descendants.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 5, 2012, Mr. Baksa purchased 10,000 shares of Common Stock for aggregate cash consideration of approximately $39,439.00.

Item 4.	Purpose of Transaction.

The revised securities ownership amounts set forth herein reflect Mr. Baksa’s purchase on July 5, 2012 of 10,000 shares of Common Stock and Mr. Baksa’s gift, for family asset planning purposes, of an aggregate of 58,200 shares of Common Stock on December 27, 2012 to the Trust, an irrevocable trust of which the Trustee is the trustee and Mr. Baksa’s children are the beneficiaries. The information set forth in Items 3 and 6 is hereby incorporated by reference into this Item 4.

Acquisitions of the shares of Common Stock beneficially held by the Reporting Persons were made for investment purposes and the Reporting Persons may, from time to time, purchase additional shares of the Issuer’s Common Stock or dispose of some or all of the shares currently beneficially held.  Except as set forth in the next sentence, the Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Baksa is generally dissatisfied with the performance of the Issuer’s Common Stock and may seek to engage the Issuer’s management, members of its Board of Directors or other significant stockholders of the Issuer in discussions to explore actions that might be taken to maximize the value of the Issuer’s Common Stock.  Any such discussions may include discussions relating to possible changes in the Issuer’s Board of Directors or management or a possible sale of the Issuer.  If any of the Reporting Persons develops any plans or proposals regarding such matters or other matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, such person will amend this Schedule 13D in order to disclose such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Baksa may be deemed to beneficially own an aggregate of 445,602 shares of the Issuer’s Common Stock, which shares represent approximately 5.1% of the 8,722,259 shares of the Issuer’s Common Stock outstanding as of October 24, 2012, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2012.   The number of shares of which Mr. Baksa may be deemed to be the beneficial owner include 5,000 shares held in a trust for one of Mr. Baksa’s children, of which Mr. Baksa is co-trustee.   Mr. Baksa is reported herein to have sole investment and voting power over such shares.

The Trust may be deemed to beneficially own an aggregate of 58,200 shares of the Issuer’s Common Stock, which shares represent approximately 0.7% of the outstanding shares as of such date.

The Trustee may be deemed to beneficially own an aggregate of 58,200 shares of the Issuer’s Common Stock, which shares represent approximately 0.7% of the outstanding shares as of such date.

(b)           Mr. Baksa has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 387,402 of the shares identified as beneficially owned by him in Item 5(a) above.  Mr. Baksa, having retained the ability to substitute the trustee or assets of the Trust, may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 58,200 of the shares identified as beneficially owned by him in Item 5(a) above.  The Trust has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the shares identified as beneficially owned by it in Item 5(a) above.  The Trustee may deemed to have power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the shares identified as beneficially owned by her in Item 5(a) above.

(c)           None of the Reporting Persons has made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the filing of this Amendment No. 1.

(d)           As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3 and 4 of this Amendment (and the Joint Filing Agreement filed as an Exhibit to this Amendment), there are no contracts, arrangements or understandings between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits.

See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2012
Date

/s/ Stephen D. Baksa
Stephen D. Baksa

STEPHEN D. BAKSA 2012 TRUST

By: ________/s/Delores A. Baksa____________
Delores A. Baksa, Trustee

/s/ Delores A. Baksa
Delores A. Baksa

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Joint Filing Agreement

The undersigned agree that this Schedule 13D/A, dated November 28, 2012, relating to Common Stock, $0.01 par value per share, of Concurrent Computer Corporation is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

December 28, 2012
Date

/s/ Stephen D. Baksa
Stephen D. Baksa

STEPHEN D. BAKSA 2012 TRUST

By: ________/s/Delores A. Baksa____________
Delores A. Baksa, Trustee

/s/ Delores A. Baksa
Delores A. Baksa